Delaware Group Tax-Free Fund
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

October 2, 2020

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jaea Hahn and Jeff Long

RE:	Registration Statement on Form N-14 File No. 333-248705

Dear Ms. Hahn and Mr. Long:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-248705) relating to the proposed reorganization of Delaware Tax-Exempt Income Fund, a series of Delaware Group Limited-Term Government Funds, into Delaware Tax-Free USA Intermediate Fund, a series of Delaware Group Tax-Free Fund (the “Registrant”), and Delaware Tax-Exempt Opportunities Fund, a series of Delaware Group Limited-Term Government Funds, into Delaware Tax-Free USA Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (0001137439-20-000793) pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on this 2nd day of October, 2020.
Please direct questions or comments relating to this filing to Taylor Brody at (215) 564-8071, or in her absence, to Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours, /s/Emilia P. Wang Emilia P. Wang Assistant Secretary